UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

EATON CORPORATION plc
(Exact name of registrant as specified in its charter)

Ireland	000-54863	98-1059235
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Fitzwilliam Hall, Fitzwilliam Place, Dublin 2, Ireland	-
(Address of principal executive offices)	(Zip code)

Taras G. Szmagala Jr. +1 (440) 523-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
The description of our reasonable country of origin inquiry process and the results of our inquiry are included in our Conflict Minerals Report, attached as Exhibit 1.02 to this Form SD.
A copy of Eaton Corporation plc's Conflict Minerals Report is publicly available at www.eaton.com under "Sustainability" in "Conflict Minerals".
Item 1.02 Exhibit
A copy of Eaton Corporation plc's Conflict Minerals Report as required by Item 1.01 is provided as Exhibit 1.02 hereto.
Section 2 – Exhibits
Item 2.01 Exhibit
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Eaton Corporation plc

Date:	May 30, 2014	By:	/s/ Thomas E. Moran
Thomas E. Moran
Senior Vice President and Secretary